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                                                       EXHIBIT  99.2




FOR IMMEDIATE RELEASE
---------------------
At the Company:                                    At Financial Relations Board:
Stephen L. DeMaria                             Hannah Bruce, General Information
(510) 274-0700                                Stephanie Mishra, Investor Contact
                                                                  (415) 986-1591

                       TEXAS COURT APPROVES FIBREBOARD'S
              ASBESTOS GLOBAL  AND INSURANCE  SETTLEMENT AGREEMENTS


     (WALNUT CREEK, CA, JULY 28, 1995) -- Fireboard Corporation (AMEX:FBD) today announced that both its asbestos personal injury Global Settlement and Insurance Settlement have been approved by a federal district trial court in Texas. Circuit Judge Robert Parker, sitting by designation in the United States District Court for the Eastern District of Texas, issued the decisions in the cases of AHEARN V. FIBREBOARD CORPORATION (Global Settlement) and CONTINENTAL
CASUALTY COMPANY V. RUDD (Insurance Settlement).   The decision follows a
massive international media and direct mail notice campaign to potential claimants and extensive hearings during the last year.

     On August 27, 1993, Fibreboard entered into an agreement in principle for the Global and Insurance Settlements with its insurers, Continental Casualty and Pacific Indemnity and, as to the Global Settlement, court appointed representatives of asbestos personal injury claimants. Definitive agreements, which required court approval to become effective, were executed by the parties in late 1993 and were submitted to the federal trial court for consideration shortly thereafter.

     Under the Global Settlement all asbestos-related personal injury liabilities of Fibreboard will be resolved through insurance funds and existing corporate reserves. Upon final approval (if appealed), Fibreboard's insurers are required to pay off existing settlements and assume full responsibility for any claims filed before August 27, 1993 (the date the agreement in principle was reached) but not yet settled. A court-supervised claims processing trust has been established which will be responsible for administering the $1.535 billion dedicated to resolving claims filed against Fibreboard since August 27, 1993 and any future claims that could otherwise be asserted against the Company. A permanent injunction barring the filing of any further claims against Fibreboard or its insurers has been entered as part of the trial court approval. Fibreboard's insurers have already either funded into escrow or reserved more than $3.0 billion to cover the costs of the Global Settlement. It is likely that Judge Parker's decision approving the Global

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Settlement will be appealed by parties who have objected to certain provisions of the settlement.  Such an appeal could take a year or more to be resolved.

     The Insurance Settlement is intended as an alternative solution in the event the Global Settlement decision should be appealed and fail to receive final approval. Under the Insurance Settlement Fibreboard's insurers will satisfy existing settlements reached as of August 27, 1993, and provide Fibreboard with up to $2.0 billion (plus accrued interest) in additional funds as needed to resolve unsettled pending claims as of August 27, 1993 and claims which have been or may be filed against the Company after that date. Fibreboard cannot predict whether Judge Parker's decision approving the Insurance Settlement will be appealed but strongly believes that this decision is in the best interests of current claimants and those who may have claims in the future.

     John D. Roach, Fibreboard's Chairman and Chief Executive Officer, said, "I am extremely pleased we have accomplished this significant milestone in obtaining final approval of the Global and Insurance Settlement Agreements. We are now a major step closer to our ultimate goal of favorably resolving Fibreboard's liability for its pre-1972 manufacture of asbestos containing products in a manner fair to claimants, shareholders and employees alike. While one or both of these settlements may be appealed, I am optimistic that the extensive testimony and evidence during the lengthy trial court hearing clearly demonstrate that these settlements are fair and reasonable to all parties involved."

     Headquartered in Northern California, Fibreboard Corporation is a leader in the building products industry, manufacturing wood and vinyl products and industrial insulation. Registered trade names include Norandex and Pabco. In addition to owning approximately 80,000 acres of timberland in the Central Sierra Nevada mountains of California, the company also owns and operates two California resorts: Northstar-at-Tahoe, an all season ski and golf resort and conference center, and Sierra-at-Tahoe, a day ski facility.


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